

08028098

SEC Processing Section

FEB 28 2008

Washington, DC 103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response. . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 052836

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sage Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd, Suite 2200
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Vidergauz, Managing Director and Chief Executive Officer (310) 478 - 7899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

9171 Wilshire Blvd., 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

TA 3/18

OATH OR AFFIRMATION

I, Mark Vidergauz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage Partners Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director & Chief Executive Officer

Title

Notary Public


LEIGH A. RAHN
Commission # 1790003
Notary Public - California
Los Angeles County
My Comm. Expires Feb 1, 2012

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGE PARTNERS SECURITIES, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

SAGE PARTNERS SECURITIES, LLC

(A Wholly Owned Subsidiary of The Sage Group, LLC)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, PC
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of Sage Partners Securities, LLC

We have audited the accompanying statement of financial condition of Sage Partners Securities, LLC (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sage Partners Securities, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 26, 2008

SAGE PARTNERS SECURITIES, LLC

(A Wholly Owned Subsidiary of The Sage Group, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	1,631,047
Securities owned, at fair value		10,341
Prepaid expenses		12,373
Total Assets	$	1,653,761
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	48,344
Deferred revenue		40,000
Payable due to Parent		166,764
Total Liabilities		255,108
Member's equity		1,398,653
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,653,761

See accompanying notes to financial statement.

1. Organization and nature of operations

Sage Partners Securities, LLC (the "Company"), a California Limited Liability Company, located in Los Angeles California, was formed in June 2000 as a wholly owned subsidiary of The Sage Group, LLC (the "Parent" and, collectively with the Company, "Sage"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

Sage is a merchant banking firm that provides a variety of corporate finance and financial advisory services to middle market and emerging growth clients throughout the United States. Such services include advisory on mergers, acquisitions, divestitures, management buyouts, and restructurings, as well as providing valuation services, fairness opinions and other related services in connection with client transactions. Sage may also participate in private equity placements, private debt and mezzanine placements, and the facilitation of public market activities through its strong relationships with leading Wall Street underwriting firms and other financial institutions.

The Company does not accept customer funds in the name of Sage Partners Securities, LLC. In addition, the Company does not currently engage in the purchase or sale of listed or OTC equities, options or futures, is not planning to be a market maker, and will generally not hold any security positions. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of paragraph (k)(2)(ii) of that rule.

2. Summary of significant accounting policies

Basis of Presentation

The financial statement have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company invests certain cash balances in money market funds. As of December 31, 2007, the Company had invested $1,559,560 in money market funds. Management considers these investments to be cash for the purposes of the statement of cash flows. These investments are carried at cost, which approximates fair value. The cash balance in the accompanying statement of financial condition is maintained with one institution.

Revenue Recognition

The Company principally generates revenue from investment banking and advisory services. Investment banking fees are recognized as revenue upon closing of a client transaction. Advisory services are retainer fees collected upfront. The revenue is deferred and amortized over the estimated period the services are to be provided.

Income Taxes

The Company is organized as a limited liability company for federal and state income tax purposes. The tax consequences of the Company's operations accrue to the members of the Parent, which is taxed as a partnership. Accordingly, the Company has not recorded any such tax amounts. However, the Company is subject to California franchise taxes imposed on such companies.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts in income and expenses during the reporting period. Actual results could differ from those estimates.

3. Concentrations

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

4. Securities owned, at fair value

Securities owned consist of a foreign publicly traded common stock received as compensation from an investment banking transaction in 2003.

5. Transactions with Parent

Pursuant to a management fee agreement, the Parent provides all managerial, administrative, and compliance services to the Company. In exchange for these services, the Parent charged the Company $1,200,000 as a management services fee for 2007.

6. Net capital requirements

The Company is a member of FINRA and is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregated indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2007, the Company had net capital of $1,344,748, which was $1,327,741 in excess of its required net capital of $17,007. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1 at December 31, 2007.

END